UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-42160

NIP Group Inc.

Rosenlundsgatan 31

11 863 Stockholm

Sweden

+46 8133700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

NIP GROUP INC. ANNOUNCES STRATEGIC PARTNERSHIP WITH THE ABU DHABI INVESTMENT OFFICE

NIP Group Inc. (NASDAQ: NIPG) (“NIP Group” or the “Company”), a leading digital entertainment company, today announced that it has entered into a multi-year partnership with ADIO Holdings Restricted Limited (“ADIO”), an Abu Dhabi incorporated company established by Abu Dhabi Investment Office. This collaboration will drive gaming, media and entertainment growth in Abu Dhabi.

Under this agreement, ADIO will provide the Company with support totaling potentially up to approximately US$40 million to be disbursed in installments over a four-year period, contingent upon the Company meeting conditions precedent and specified performance milestones, including quantitative and qualitative KPIs and revenue targets. The Company will establish an Abu Dhabi company, designate Abu Dhabi as its global headquarters, and expand its presence in the Middle East and worldwide.

By leveraging a strengthened partnership framework, the Company plans to increase its capacity across multiple verticals, including but not limited to esports, game publishing, events production, talent management, and creative studios. The Company will also advise ADIO on strategies to develop a thriving ecosystem for gaming and esports in the UAE, ranging from community-focused initiatives to professional-level engagement.

This collaboration underscores NIP Group’s commitment to leveraging Abu Dhabi’s strategic location and resources to enhance its capabilities and deliver innovative digital entertainment solutions worldwide.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIP Group Inc.

By:	/s/ Mario Yau Kwan Ho
Name:	Mario Yau Kwan Ho
Title:	Co-Chief Executive Officer

By:	/s/ Hicham Chahine
Name:	Hicham Chahine
Title:	Co-Chief Executive Officer

Date: January 17, 2025